Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2018

Highlights

For the three months ended September 30, 2018, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $70.7 million, operating income of $31.7 million and net income of $20.9 million.

•	Generated quarterly Adjusted EBITDA of $54.1 million. [1]

•	Generated quarterly distributable cash flow of $26.3 million. [1]

•	Reported a distribution coverage ratio of 1.46. [2]

•

Fleet operated with 99.9% utilization for scheduled operations and 97.4% utilization taking into account the scheduled drydocking of the Hilda Knutsen and Torill Knutsen, which were offhire for 24 and 14 days, respectively, in the third quarter of 2018.

Other events:

•	On July 13, 2018, a subsidiary of Royal Dutch Shell (“Shell”) exercised its option to extend the time charter of the Windsor Knutsen by one additional year until October 2019.

•

On August 3, 2018, the Partnership entered an amended time charter with Eni Trading & Shipping S.p.A. (“Eni”), extending the duration of the Hilda Knutsen time charter for four years until August 2022.

•

On August 14, 2018, the Partnership paid a cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2018 to all common unitholders of record on August 1, 2018. On August 14, 2018, the Partnership also paid a cash distribution to Series A Preferred unitholders with respect to the quarter ended June 30, 2018 in an aggregate amount equal to $1.8 million.

•	On September 5, 2018, Eni exercised its option to extend the time charter of the Torill Knutsen by one additional year until November 2019.

•

On September 20, 2018, the Partnership refinanced credit facilities secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen, and the Ingrid Knutsen, with loan facilities totaling $375 million.

•	On November 9, 2018, Equinor ASA (formerly Statoil ASA) exercised its option to extend the time charter of the Bodil Knutsen by one additional year until May 2020.

•

On November 14, 2018, the Partnership paid a cash distribution of $0.52 per common unit with respect to the quarter ended September 30, 2018 to all common unitholders of record on November 1, 2018. On November 14, 2018, the Partnership also paid a cash distribution to Series A Preferred unitholders with respect to the quarter ended September 30, 2018 in an aggregate amount equal to $1.8 million.

Financial Results Overview

Total revenues were $70.7 million for the three months ended September 30, 2018 (the “third quarter”) compared to $69.8 million for the three months ended June 30, 2018 (the “second quarter”). The increase in revenues was mainly due to full earnings from the Brasil Knutsen, as the vessel had finished its scheduled first special survey drydocking during the second quarter, and one additional calendar day in the third quarter. The increase was partly offset by reduced revenues from the Hilda Knutsen and Torill Knutsen due to the offhire periods for each of these vessels as a result of their scheduled first special survey drydockings, both of which commenced in the third quarter.

Vessel operating expenses for the third quarter of 2018 were $15.3 million, an increase of $1.3 million from $14.0 million in the second quarter of 2018. The increase was mainly due to the scheduled drydocking of the Hilda Knutsen and Torill Knutsen and one additional calendar day in the third quarter. In addition, the receipt of insurance proceeds in connection with the propeller repairs of the Carmen Knutsen in the second quarter of 2018 had reduced previous quarter costs. This was partially offset by reduced bunkers consumption in connection with the drydocking of the Brasil Knutsen that was charged in the second quarter and lower operating costs on average due to the strengthening of the U.S dollar against the Norwegian Kroner (NOK).

1

EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

2	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

General and administrative expenses were $1.3 million for the third quarter compared to $1.4 million in the second quarter.

Depreciation was $22.4 million for the third quarter, an increase of $0.1 million from $22.3 million in the second quarter. The increase is mainly due to increased depreciation for the Brasil Knutsen, the Hilda Knutsen and the Torill Knutsen due to drydock additions.

As a result, operating income for the third quarter of 2018 was $31.7 million compared to $32.1 million in the second quarter of 2018.

Interest expense for the third quarter of 2018 was $13.5 million, an increase of $1.0 from $12.5 million for the second quarter of 2018. The increase was mainly due to increased amortization and extinguished debt issuance cost connected to the multi-vessels refinancing of the Carmen Knutsen, the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen and the Ingrid Knutsen in the third quarter, a higher LIBOR rate on average and one additional day of interest in the third quarter compared to the second quarter of 2018.

Realized and unrealized gain on derivative instruments was $3.0 million in the third quarter of 2018, compared to $2.0 million in the second quarter of 2018. The unrealized non-cash element of the mark-to-market gain was $2.0 million for the three months ended September 30, 2018 compared to $1.8 million for the three months ended June 30, 2018. Of the unrealized net gain for the third quarter of 2018, $2.4 million is related to mark-to-market gains on interest rate swaps and a loss of $0.3 million is related to foreign exchange contracts. Of the unrealized gain for the second quarter of 2018, $3.0 million is related to mark-to-market gains on interest rate swaps and an unrealized loss of $1.2 million related to foreign exchange contracts. The unrealized gains in 2018 were due to an increase in the US swap rate.

As a result, net income for the third quarter of 2018 was $20.9 million compared to $21.7 million for the second quarter of 2018.

Net income for the third quarter of 2018 decreased by $0.2 million from net income of $21.1 million for the three months ended September 30, 2017 to a net income of $20.9 million for the three months ended September 30, 2018. The operating income for the third quarter of 2018 increased by $5.0 million compared to the third quarter of 2017, mainly due to increased earnings from the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen being included in the Partnership’s results of operations from September 30, 2017, December 15, 2017 and March 1, 2018, respectively. Total finance expense for the three months ended September 30, 2018 increased by $5.2 million compared to finance expense for the three months ended September 30, 2017, mainly due to additional debt due to the acquisitions of the Lena Knutsen, the Brasil Knutsen and the Anna Knutsen, refinancing of the Hilda facility and the Torill facility and the multi-vessel refinancing of the Bodil Knutsen, the Windsor Knutsen, the Carmen Knutsen, the Fortaleza Knutsen, the Recife Knutsen and the Ingrid Knutsen, and higher LIBOR margin.

Distributable cash flow was $26.3 million for the third quarter of 2018 compared to $27.0 million for the second quarter of 2018. The decrease in distributable cash flow is mainly due to reduced earnings from the Hilda Knutsen and the Torill Knutsen as a result of off-hire due to their scheduled drydocking on the third quarter of 2018. This was partly offset by earnings from the Brasil Knutsen as a result of its scheduled drydocking in the second quarter of 2018. The distribution declared for the third quarter of 2018 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

Operational review

The Partnership’s vessels operated throughout the third quarter of 2018 with 99.9% utilization for scheduled operations and 97.4% utilization considering the scheduled drydocking of the Hilda Knutsen and the Torill Knutsen.

The Hilda Knutsen went offhire on July 25, 2018 for the mobilization trip to a shipyard in Denmark in order to complete her planned 5-year special survey drydocking. The Hilda Knutsen went back on charter on August 18, 2018.

On July 13, 2018, Shell exercised its option to extend the time charter of the Windsor Knutsen by one additional year until October 2019. Following the exercise of the option, Shell has four one-year options to extend the time charter.

On August 3, 2018, the Partnership entered into an amended time charter with Eni, extending the duration of the Hilda Knutsen time charter for four years until August 2022. Eni has three one-year options to extend the time charter.

On September 5, 2018, Eni, exercised its option to extend the time charter of the Torill Knutsen by one additional year until November 2019. Following the exercise of the option, Eni has four one-year options to extend the time charter.

The Torill Knutsen went offhire on September 17, 2018 for the mobilization trip to a shipyard in Denmark in order to complete her planned 5-year special survey drydocking. The Torill Knutsen went back on charter on October 5, 2018.

On November 9, 2018, Equinor ASA exercised its option to extend the time charter of the Bodil Knutsen by one additional year until May 2020. Following the exercise of the option, Equinor has four one-year options to extend the time charter.

Financing and Liquidity

As of September 30, 2018, the Partnership had $78.7 million in available liquidity, which consisted of cash and cash equivalents of $56.0 million and $22.7 million of capacity under its revolving credit facilities. The revolving credit facilities mature in August 2019 and September 2023. The Partnership’s total interest-bearing debt outstanding as of September 30, 2018 was $1,116.6 million ($1,105.8 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the quarter ended September 30, 2018 was approximately 2.1% over LIBOR.

As of September 30, 2018, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $30.0 million against the NOK at an average exchange rate of NOK 8.05 per 1.00 U.S. Dollar and selling a total notional amount of NOK 40.7 million against the USD at an exchange rate of NOK 8.14 per 1.00 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of September 30, 2018, the Partnership had entered into various interest rate swap agreements for a total notional amount of $536.4 million to hedge against the interest rate risks of its variable rate borrowings. As of September 30, 2018, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.82% under its interest rate swap agreements, which have an average maturity of approximately 5.2 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of September 30, 2018, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $524.2 million based on total interest bearing debt outstanding of $1,116.6 million, less interest rate swaps of $536.4 million and less cash and cash equivalents of $56.0 million. The Partnership’s outstanding interest bearing debt of $1,116.6 million as of September 30, 2018 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
Remainder of 2018	$23,231	$—
2019	84,534	25,000
2020	85,945	—
2021	86,545	70,811
2022	71,210	236,509
2023 and thereafter	70,715	362,077

Total	$422,180	$694,397

Refinancing

On September 20, 2018 the Partnership’s subsidiaries which own the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen (“the Vessels”), refinanced their existing bank debt, entering new long-term senior secured credit facilities. The new senior secured credit facilities consist of a term loan of $320 million and a $55 million revolving credit facility.

The term loan is repayable in 20 consecutive quarterly installments, with a balloon payment of $ 177 million due at maturity in September 2023. The term loan bears interest at a rate per annum equal to LIBOR plus a margin of 2.125%. The revolving credit facility will mature in September 2023, and bear interest at LIBOR plus a margin of 2.125%. There is a commitment fee of 0.85% payable on the undrawn portion of the revolving credit facility. The loans are guaranteed by the Partnership and secured by mortgages on the Vessels. The senior secured credit facilities refinanced a previously existing term loan of $320 million and $35 million of revolver credit which were due to mature between December 2018 and June 2019.

Distributions

On August 14, 2018, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2018 to all common unitholders of record as of the close of business on August 1, 2018. On August 14, 2018, the Partnership also paid a cash distribution to the Series A Preferred unitholders with respect to the quarter ended June 30, 2018 in an aggregate amount equal to $1.8 million.

On November 14, 2018, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended September 30, 2018 to all common unitholders of record as of the close of business on November 1, 2018. On November 14, 2018, the Partnership also paid a cash distribution to the Series A Preferred unitholders with respect to the quarter ended September 30, 2018 in an aggregate amount equal to $1.8 million.

Annual Meeting

On September 4, 2018, the Partnership held its annual meeting of limited partners at which Edward A. Waryas was elected as a Class I director of the Partnership whose term will expire at the 2022 annual meeting of limited partners.

Outlook

The Partnership’s earnings for the fourth quarter of 2018 will be affected by the completion of the planned 5-year special survey drydockings of both the Torill Knutsen and the Ingrid Knutsen. The Torill Knutsen was back on charter on October 5, 2018 after finalizing her first special survey and incurring approximately 18 days of offhire in total. The Ingrid Knutsen went offhire on November 1, 2018 in order to complete her planned 5-year special survey drydocking and was back on charter on November 22, 2018, incurring approximately 21 days of offhire.

Offsetting the impact of this offhire will be the Hilda Knutsen, which is expected to operate for the entire fourth quarter after being offhire for 24 days in the third quarter due to its scheduled drydocking.

As of September 30, 2018, the Partnership’s fleet of sixteen vessels had an average remaining fixed contract duration of 3.9 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 4.4 years on average.

On September 26, 2018, Knutsen NYK Offshore Tankers AS, the owner of the Partnership’s general partner (“Knusten NYK”), entered into new long term charters with Equinor ASA for two Suezmax DP2 shuttle tanker newbuildings to be constructed by Hyundai Heavy Industries in South Korea with delivery scheduled in the second half of 2020.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for newbuild offshore shuttle tankers will continue to be driven over time based on the requirement to replace older tonnage in the North Sea and Brazil and further expansion into deep water offshore oil production areas such as in Pre-salt Brazil and the Barents Sea. The Board further believes that significant growth in demand exists and that this will continue for new shuttle tankers as the availability of existing vessels has reduced and modern operational demands have increased. Consequently, there should be opportunities to further grow the Partnership.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of sixteen offshore shuttle tankers with an average age of 5.2 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Tuesday, November 27, 2018 at noon (Eastern Time) to discuss the results for the third quarter of 2018, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

November 26, 2018

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Time charter and bareboat revenues (1) (2)	$70,706	$69,221	$57,970	$207,313	$153,255
Loss of hire insurance recoveries	—	450	—	450	3,426
Other income (3)	12	94	247	762	934

Total revenues	70,718	69,765	58,217	208,525	157,615

Vessel operating expenses	15,289	13,974	11,828	42,510	31,537
Depreciation	22,400	22,332	18,379	66,306	51,505
General and administrative expenses	1,307	1,350	1,285	4,002	4,247

Total operating expenses	38,996	37,656	31,492	112,818	87,289

Operating income	31,722	32,109	26,725	95,707	70,326

Finance income (expense):
Interest income	196	161	68	492	147
Interest expense	(13,472)	(12,526)	(8,040)	(36,592)	(21,506)
Other finance expense	(406)	(288)	(327)	(1,032)	(956)
Realized and unrealized gain (loss) on derivative instruments (4)	3,000	1,968	2,832	14,944	1,816
Net gain (loss) on foreign currency transactions	(100)	260	(176)	(170)	(395)

Total finance expense	(10,782)	(10,425)	(5,643)	(22,358)	(20,894)

Income before income taxes	20,940	21,684	21,082	73,349	49,432
Income tax benefit (expense)	(9)	(3)	(3)	(15)	(9)

Net income	20,931	21,681	21,079	73,334	49,423

Weighted average units outstanding (in thousands of units):
Common units	32,694	32,694	29,694	32,694	29,612
General Partner units	615	615	559	615	559

(1)

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued accounting standards update (“ASU”) 2014-09 “ Revenue from Contracts With Customers (Topic 606) ” and subsequent amendments. The Partnership has adopted the new revenue standard on January 1, 2018 and there is no impact on the adoption of this standard on the Unaudited Consolidated Financial Statements.

(2)

Time charter revenues for the third quarter of 2018, the second quarter of 2018 and the third quarter of 2017 include a non-cash item of approximately $1.1 million, $0.9 million and $0.7 million, respectively, in reversal of contract liability and asset provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen and for the Brasil Knutsen based on the average charter rate for the fixed period.

(3)

Other income is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the Partnership’s initial public offering. In October 2015, the Windsor Knutsen commenced operating under a new Shell time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate was paid by Knutsen NYK until April 15, 2018.

(4)

Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2018	June 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Realized gain (loss):
Interest rate swap contracts	$716	$57	$(469)	$469	$(2,076)
Foreign exchange forward contracts	204	134	446	1,443	280

Total realized gain (loss):	920	191	(23)	1,912	(1,796)

Unrealized gain (loss):
Interest rate swap contracts	2,384	2,995	1,223	14,325	948
Foreign exchange forward contracts	(304)	(1,218)	1,632	(1,293)	2,664

Total unrealized gain (loss):	2,080	1,777	2,855	13,032	3,612

Total realized and unrealized gain (loss) on derivative instruments:	$3,000	$1,968	$2,832	$14,944	$1,816

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At September 30, 2018	At December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$56,021	$46,104
Amounts due from related parties	1,781	571
Inventories	2,508	2,241
Derivative assets	4,451	1,579
Other current assets	2,818	5,610

Total current assets	67,579	56,105

Long-term assets:
Vessels, net of accumulated depreciation	1,786,506	1,723,023
Intangible assets, net	2,043	2,497
Derivative assets	21,515	9,850
Accrued income	3,192	1,693

Total Long-term assets	1,813,256	1,737,063

Total assets	$1,880,835	$1,793,168

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$5,146	$5,224
Accrued expenses	11,240	6,504
Current portion of long-term debt	105,679	92,985
Current portion of derivative liabilities	506	978
Income taxes payable	9	175
Current portion of contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	5,833	9,980
Amount due to related parties	1,496	5,450

Total current liabilities	131,427	122,814

Long-term liabilities:
Long-term debt	1,000,152	933,630
Derivative liabilities	—	164
Contract liabilities	5,583	6,722
Deferred tax liabilities	631	624

Total long-term liabilities	1,006,366	941,140

Total liabilities	1,137,793	1,063,954

Commitments and contingencies
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	642,044	628,471
General partner interest	11,734	11,479

Total partners’ capital	653,778	639,950

Total liabilities and equity	$1,880,835	$1,793,168

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital		Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital	Series A Convertible Preferred Units
(U.S. Dollars in thousands)	Common Units	General Partner Units
Consolidated balance at December 31, 2016	$511,413	$10,297	$—	$521,710	$—

Net income	61,651	1,160	—	62,811	5,253
Other comprehensive income	—	—	—	—	—
Cash distributions	(64,307)	(1,210)	—	(65,517)	(3,453)
Net proceeds from issuance of common units	119,714	1,232		120,946	—
Net proceeds from sale of Series A Convertible Preferred Units	—	—	—	—	87,464

Consolidated balance at December 31, 2017	$628,471	$11,479	$—	$639,950	$89,264

Net income	66,680	1,254	—	67,934	5,400
Other comprehensive income	—	—	—	—	—
Cash distributions	(53,103)	(999)	—	(54,102)	(5,400)
Net proceeds from issuance of common units	(4)	—	—	(4)	—

Consolidated balance at September 30, 2018	$642,044	$11,734	$—	$653,778	$89,264

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months Ended September 30,
(U.S. Dollars in thousands)	2018	2017
OPERATING ACTIVITIES
Net income	$73,334	$49,423
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	66,306	51,505
Amortization of contract intangibles / liabilities	(684)	(860)
Amortization of deferred revenue	(993)	(1,115)
Amortization of deferred debt issuance cost	2,505	1,224
Drydocking expenditure	(9,526)	(4,288)
Income tax expense	15	9
Income taxes paid	(190)	(194)
Unrealized (gain) loss on derivative instruments	(13,333)	(3,612)
Unrealized (gain) loss on foreign currency transactions	22	(67)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(689)	62,076
Decrease (increase) in inventories	(10)	(207)
Decrease (increase) in other current assets	2,898	(646)
Decrease (increase) in accrued revenue	(1,499)	(446)
Increase (decrease) in trade accounts payable	(995)	(312)
Increase (decrease) in accrued expenses	3,723	350
Increase (decrease) prepaid revenue	(3,154)	5,669
Increase (decrease) in amounts due to related parties	(4,070)	(88)

Net cash provided by operating activities	113,660	158,421

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	11	(256)
Acquisition of Tordis Knutsen (net of cash acquired)	—	(32,374)
Acquisition of Vigdis Knutsen (net of cash acquired)	—	(28,321)
Acquisition of Lena Knutsen (net of cash acquired)	—	(32,766)
Acquisition of Anna Knutsen (net of cash acquired)	(15,376)	—

Net cash provided by (used in) investing activities	(15,365)	(93,717)

FINANCING ACTIVITIES
Proceeds from long-term debt	497,779	178,000
Repayment of long-term debt	(498,749)	(229,376)
Repayment of long-term debt from related parties	(22,535)	(93,369)
Payment of debt issuance cost	(5,308)	(1,159)
Cash distribution	(59,502)	(50,791)
Net proceeds from issuance of common units	(4)	54,879
Net proceeds from sale of Convertible Preferred Units	—	87,443

Net cash provided by (used in) financing activities	(88,319)	(54,373)

Effect of exchange rate changes on cash	(59)	123
Net increase in cash and cash equivalents	9,917	10,454
Cash and cash equivalents at the beginning of the period	46,104	27,664

Cash and cash equivalents at the end of the period	$56,021	$38,118

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Convertible Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and the holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended September 30, 2018 (unaudited)	Three Months Ended June 30, 2018 (unaudited)
Net income	$20,931	$21,681
Add:
Depreciation	22,400	22,332
Other non-cash items; deferred costs amortization debt	1,234	697
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	—	—
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(13,250)	(13,250)
Distribution to Convertible Preferred Units	(1,800)	(1,800)
Other non-cash items; deferred revenue	(478)	(599)
Other non-cash items; accrued income	(615)	(295)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(2,080)	(1,777)
Distributable cash flow	$26,342	$26,989
Distributions declared	$18,034	$18,034
Distribution coverage ratio (1)	1.46	1.50

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended September 30, 2018 (unaudited)	Three Months Ended June 30, 2018 (unaudited)
Net income	$20,931	$21,681
Interest income	(196)	(161)
Interest expense	13,472	12,526
Depreciation	22,400	22,332
Income tax expense	9	3
EBITDA	56,616	56,381
Other financial items (a)	(2,494)	(1,940)
Adjusted EBITDA	54,122	54,441

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•

forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•

the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•

KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•

other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.